SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D/A
               Under the Securities Exchange Act of 1934
                           (Amendment No. 2)


                 HAWAIIAN NATURAL WATER COMPANY, INC.
         -------------------------------------------------------
                            (Name of Issuer)

                               Common Stock
         -------------------------------------------------------
                      (Title of Class of Securities)

         -------------------------------------------------------
                  (CUSIP Number of Class of Securities)


                            Michael D. James
                       Chief Financial Officer
                      AMCON Distributing Company
                           10228 "L" Street
                        Omaha, Nebraska 68127
                            (402)331-3727
         -------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized
                 to Receive Notices and Communications)

                               Copies to:
                          John A. Granda, Esq.
                      Stinson, Mag & Fizzell, P.C.
                         1201 Walnut Street
                       Kansas City, Missouri 64106
                             (816) 842-8600

                          September 27, 2001
         -------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     (Continued on following page(s))


(1)  NAME OF REPORTING PERSONS:  I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     AMCON Distributing Company; IRS No. 47-0702918

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)
     (b)

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS (See Instructions):     WC

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): / /

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

(7)  SOLE VOTING POWER  4,419,354
(8)  SHARED VOTING POWER
(9)  SOLE DISPOSITIVE POWER  4,419,354
(10) SHARED DISPOSITIVE POWER

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,419,354

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): /x/

(13) PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (11): 38%

(14) TYPE OF REPORTING PERSON (See Instructions):  CO


ITEM 1.  SECURITY AND ISSUER.

This Schedule 13D relates to Common Stock, no par value, of the issuer, Hawaiian Natural Water Company, Inc., a Hawaii corporation ("Hawaiian Natural"). The address of Hawaiian Natural's executive office is 98-746 Kuahao Place, Pearl City, Hawaii 96814.

ITEM 2.  IDENTITY AND BACKGROUND.

(a) - (c) This Schedule 13D is by AMCON Distributing Company, a Delaware corporation ("AMCON"). The name, business or residence address, and present principal occupation or employment of each of AMCON's executive officers and directors, and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth in Appendix A to this Schedule 13D which is incorporated herein by reference.

The address of AMCON's principal office is 10228 "L" Street, Omaha, Nebraska 68127.

AMCON, together with its subsidiaries, are principally in the businesses of wholesale distribution of approximately 24,000 different consumer products through seven distribution centers and the retail sale of health food through AMCON's 14 retail stores.

(d) During the last five years, neither AMCON nor, to the best of AMCON's knowledge, any of its executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither AMCON nor, to the best of AMCON's knowledge, any of its executive officers or directors was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) AMCON is a Delaware corporation. Each of its executive officers and directors is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The funds used to purchase the Common Stock of Hawaiian Natural were obtained from AMCON's working capital.

ITEM 4.  PURPOSE OF TRANSACTION.

In November 2000, AMCON entered into a merger agreement with Hawaiian Natural, pursuant to which Hawaiian Natural would be merged with and into, and thereby become, a wholly-owned subsidiary of AMCON. The merger consideration values the entire common equity interest in Hawaiian Natural at $2,865,348, payable in common stock of AMCON, which will be priced no lower than $6.00 and no greater than $8.00 per share based on a 20 trading day measuring period ending three trading days before the date that the shareholders of Hawaiian Natural vote on the merger. As a result, AMCON will issue an aggregate of not less than 358,168 nor more than 477,558 shares in the merger. Hawaiian Natural shareholders, other than AMCON, will own between 9.3% and 12% of AMCON's outstanding shares after giving effect to the merger if the minimum or maximum number of shares are issued, respectively. Hawaiian Natural optionholders and warrantholders would also receive comparable options and warrants of AMCON but with the exercise price and number of shares covered thereby being adjusted to reflect the exchange ratio.

AMCON has provided Hawaiian Natural with certain interim financing pending the consummation of the merger. AMCON loaned Hawaiian Natural $350,000 in September 2000 and $400,000 in October 2000, which loans are evidenced by promissory notes, bearing interest at the rate of 10% per annum, currently due on December 31, 2001 and are secured by substantially all of Hawaiian Natural's assets (collectively the $750,000 Notes"). In February 2001, AMCON invested $300,000 in Hawaiian Natural through the purchase of 750,000 shares of Hawaiian Natural's common stock at a purchase price of $0.40 per share. On June 21, 2001, AMCON loaned Hawaiian Natural an additional $500,000, which loan is evidenced by a promissory note bearing interest at the rate of 10% per annum, currently due on December 31, 2001, and which is also secured by substantially all of Hawaiian Natural's assets (the "$500,000 Note"). In the event that the merger agreement is terminated for any reason or Hawaiian Natural defaults on its obligations under the $750,000 Notes or the $500,000 Note, AMCON will be entitled to convert all of those notes into Series C Convertible Preferred Stock which, among other things, would entitle AMCON to elect a majority of Hawaiian Natural's Board of Directors. The $750,000 Notes are also convertible upon 61 days' advance notice into a number of shares of Hawaiian Natural's common stock determined by dividing $2,865,348 by the number of shares of common stock that are outstanding at the time of conversion. AMCON would thus be entitled to receive 2,419,354 shares of Hawaiian Natural common stock upon conversion of the 750,000 Notes assuming that the number of outstanding shares is 9,185,982 (the number of shares expected to be outstanding as of the record date for voting on the merger). However, the 750,000 Notes are not expected to be converted prior to the merger. The $500,000 Note is convertible at any time at AMCON's election into Hawaiian Natural's common stock at a conversion ratio of $0.40 per share.

The 750,000 shares purchased in February 2001 and the 1,250,000 shares receivable by AMCON upon conversion of the $500,000 Note will participate in the consideration to be received by Hawaiian Natural stockholders in the merger (the "Merger Consideration"). Any shares receivable by AMCON upon conversion of the $750,000 Notes would not participate in the Merger Consideration.

AMCON subsequently loaned Hawaiian Natural an additional $354,483 to meet its operating needs pursuant to a promissory note bearing interest at the rate of 8% per annum and with a maturity date of December 31, 2001. This note is not convertible into any capital stock of Hawaiian Natural but is secured by substantially all of Hawaiian Natural's assets.

Except for replacing Hawaiian Natural's Board of Directors with AMCON nominees following the merger, providing necessary working capital prior to and following the merger, and as otherwise described above, neither AMCON nor to the best of AMCON's knowledge, any of its executive officers or directors have any plans or proposals relating to the purchase of additional Hawaiian Natural securities, extraordinary transactions with Hawaiian Natural, a sale of a material amount of assets of Hawaiian Natural, any change in the capitalization or dividend policy of Hawaiian Natural, changing the business or corporate structure of Hawaiian Natural, or changing Hawaiian Natural's articles of incorporation or bylaws. The shares of Hawaiian Natural will not be publicly traded or registered under the Exchange Act after the merger but the AMCON shares to be issued in the merger will be listed on AMEX.

The merger is expected to qualify as a tax-free reorganization and to be recorded on the AMCON's books using the purchase method of accounting. The merger is subject to various conditions, including the effectiveness of a registration statement covering the shares to be issued in the merger which has been filed with the Commission, the listing of such shares on AMEX and approval of the stockholders of Hawaiian Natural. All of Hawaiian Natural's officers and directors and any of their affiliated entities that own shares of Hawaiian Natural's common stock (constituting approximately 35.2% of the outstanding shares) have agreed to vote their shares in favor of the merger. It is expected that the merger will be consummated before December 31, 2001.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) AMCON is the beneficial owner of 4,419,354 shares of Hawaiian Natural's common stock, which, as described in Item 4 above, includes 750,000 shares purchased from Hawaiian Natural in February 2001 and 1,250,000 shares receivable upon conversion of the $500,000 Note. These 2,000,000 shares represent approximately 21.7% OF Hawaiian Natural's outstanding shares of common stock, assuming that the number of outstanding shares is 9,185,982 (which includes the 1,250,000 shares to be received by AMCON upon the conversion of the $500,000 Note that is expected to occur prior to the record date for voting on the merger). These shares, together with the shares agreed to be voted by certain of Hawaiian Natural's affiliates as described above, will represent more than 50% of Hawaiian Natural's outstanding shares and thus ensure the requisite shareholder approval of the Fifth Amended and Restated Agreement and Plan of Merger needed to consummate the merger.

The above total also includes approximately 2,419,354 shares estimated to be receivable upon conversion of the 750,000 Notes described in Item 4 above. However, those Notes are not convertible within 60 days, those Notes are not expected to be converted prior to the merger, and those shares would be excluded in any event from participating in the Merger Consideration.

To the best of AMCON's knowledge, none of its executive officers or directors beneficially own any common stock of Hawaiian Natural.

(b) AMCON possesses the sole power to dispose of all of the 4,419,354 shares referenced in Item 2(a) above.

(c) The Fifth Amended and Restated Agreement and Plan of Merger was executed on September 27, 2001. AMCON has not engaged in any transactions in Hawaiian Natural's common stock during the last 60 days.

(d) and (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

The response to Item 4 of this Schedule 13D is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

The following documents are filed as exhibits:

(1) Fifth Amended and Restated Agreement and Plan of Merger between AMCON and Hawaiian Natural (incorporated by reference to Exhibit 2.1 of the AMCON registration statement on Form S-4 filed on October 9, 2001).

(2) Fourth Amended and Restated 10% Secured Convertible Note due December 31, 2001 in the principal amount of $350,000 (incorporated by reference to Exhibit 10.15 of the AMCON registration statement on Form S-4 filed on October 9, 2001).

(3) Fourth Amended and Restated 10% Secured Convertible Note due December 31, 2001 in the principal amount of $400,000 (incorporated by reference to Exhibit 10.16 of the AMCON registration statement on Form S-4 filed on October 9, 2001).

(4) Amended and Restated 10% Secured Convertible Note due December 31, 2001 in the principal amount of $500,000 (incorporated by reference to Exhibit 10.17 of the AMCON registration statement on Form S-4 filed on October 9, 2001).

(5) Amended and Restated Secured Note, dated as of September 27, 2001, from Hawaiian Natural in the principal amount of $354,483 (incorporated by reference to Exhibit 10.18 of the AMCON registration statement on Form S-4 filed on October 9, 2001).

(6) Amended and Restated Stockholder Agreement, dated as of November 7, 2000, among AMCON, AMCON Merger Sub and certain shareholders of Hawaiian Natural (incorporated by reference to Exhibit 10.14 of the AMCON registration statement on Form S-4 filed on October 9, 2001).

(7)  Amended and Restated Certificate of Designation for Series C
     Convertible Preferred Stock issuable upon conversion of Secured Convertible Notes of Hawaiian Natural (incorporated by reference to
     Exhibit 10.19 of the AMCON registration statement on Form S-4 filed on October 9, 2001).



                                SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief on behalf of AMCON, as Secretary, Treasurer and Chief Financial Officer of AMCON, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2001.
                                     AMCON Distributing Company



                                     By:  /s/ Michael D. James
                                          ---------------------------
                                     Name:  Michael D. James
                                     Title:  Secretary, Treasurer and
                                             Chief Financial Officer


                                                                 Appendix A

                       Directors and Executive Officers of
                           AMCON Distributing Company

                                                          Business and Address
Name and Position               Principal                  at which Principal
 with AMCON                     Occupation              Occupation is Conducted
-----------------           ------------------         -------------------------
William F. Wright,         Chairman of the Board and               *
 Director                    CEO of AMCON

Jerry Fleming,             President of The Healthy                *
 Director and Executive     Edge Inc., a subsidiary
 Officer                        of AMCON

William R. Hopper,         Attorney and Consultant      Of Counsel to law firm of
  Director                                               Rehm and Bennett
                                                        Suite 200, 1327 "H" Street
                                                        Lincoln, NE 68542

J. Tony Howard,            President of Nebraska        Beer and Wine Distributor
 Director                Distributing Company        13619 Industrial Road
                                                        Omaha, NE 68137

Allen D. Petersen,         Chairman and CEO of          Tool manufacturer
 Director                  American Tool Companies,     2800 Higgins Road, Suite 835
                           Inc.                         Hoffman Estates, IL 60195

Kathleen M. Evans,         President of AMCON                      *
 Director and Executive
 Officer

Timothy R. Pestotnik,      Attorney                     Partner at law firm of Luce,
 Director                                                Forward Hamilton & Scripps, LLP
                                                        600 West Broadway, Suite 2600
                                                        San Diego, CA 92101

Michael D. James,          Secretary, Treasurer and
 Executive Officer         Chief Financial Officer                 *

-----------------------
*  The business address of each AMCON executive officer is set forth under Item 2(b) above.
